UBS Financial Services Inc.

Consolidated Statement of Financial Condition
December 31, 2020
(Amounts in Thousands of Dollars)

Assets

Cash and cash equivalents	$	1,162,440
Cash and securities segregated and on deposit for federal and other regulations		2,981,566
Collateralized agreements:		
Securities purchased under agreements to resell		356,069
Securities borrowed		1,289,467
Receivables:		
Clients (net of allowance for doubtful accounts of $140)		252,686
Brokers, dealers and clearing organizations		1,909,706
Dividends and interest		3,288
Fees and other		194,372
Financial instruments owned, at fair value		635,146
Financial assets designated at fair value		4,863,201
Receivables from affiliated companies		895,007
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,041,962)		1,717,915
Goodwill and intangibles		554,623
Deferred tax asset, net		1,690,990
Other assets		445,098
Total assets	$	18,951,574

Liabilities and stockholder's equity

Collateralized agreements:		
Securities loaned		177,725
Payables:		
Clients		1,072,432
Brokers, dealers and clearing organizations		120,371
Dividends and interest		741
Financial instruments sold, not yet purchased, at fair value		26,687
Financial liabilities designated at fair value		7,205,963
Accrued compensation and benefits		2,102,421
Payables to affiliated companies		1,147,754
Income taxes payable		48,639
Other liabilities and accrued expenses		1,630,220
		13,532,953
Subordinated liabilities		880,000
Stockholder's equity		4,538,621
Total liabilities and stockholder's equity	$	18,951,574

See notes to consolidated statement of financial condition.